Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot Yam, MP Menashe, 3780400, Israel
Tel: +972-4-636-4555

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Caesarstone Ltd. (the “Company”) will be held at 5:00 p.m., Israel time, on September 19, 2024, at the Company’s offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, for the following purpose:

(1)          to re-elect Dr. Ariel Halperin, Ronald Kaplan, Tom Pardo Izhaki, Giora Wegman, Ornit Raz, Maxim Ohana and to elect Yuval Beeri to serve as directors of the Company until the close of the next annual general meeting of the shareholders of the Company;

(2)          to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2024, and its service until the annual general meeting of shareholders to be held in 2025 and to authorize the Company’s board of directors (or, the audit committee, if authorized by the board of directors subject to the ratification of the board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year;

(3)          to extend the Management Services Agreement with Tene Growth Capital 3 Funds Management Company Ltd.; and

(4)          to renew the current indemnification agreement between the Company and its current and future directors who are Controlling Shareholders (as defined below) or are affiliated with a Controlling Shareholder of the Company, to the full extent permitted by the law, in accordance with the Company’s Compensation Policy.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the audited financial statements of the Company for the fiscal year ended December 31, 2023.

The board of directors of the Company (the “Board”) unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

We are currently not aware of any other matters that will come before this Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies may vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association (the “Articles”).  Under the Articles, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal at a shareholders’ meeting, provided that such proposal is deemed appropriate by the Board for consideration by shareholders at such meeting. Such request made by an eligible shareholder must be received by us no later than August 15, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than August 22, 2024.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, is necessary for the approval of each proposal.

The approval of Proposals No. 3 and 4 are subject to the fulfillment of one of the following additional voting requirements:

(i)          a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who are not Controlling Shareholders of the Company or do not have a Personal Interest in approving the proposal (each, an “Interested Shareholder”); or

(ii)          the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals No. 3 and 4), please notify the Company’s General Counsel, Ron Mosberg, at AGM@caesarstone.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Other than Kibbutz Sdot-Yam and Tene (as defined in the accompanying proxy statement), we are not aware of any Controlling Shareholders of the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Articles. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on August 7, 2024, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof. As of August 7, 2024, the Company had 34,538,311 issued and outstanding ordinary shares (excluding 1,103,096 dormant ordinary shares held in treasury), each of which is entitled to one vote upon the matters to be presented at the Meeting.
ii

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter is being distributed to all shareholders entitled to vote at the Meeting, and also furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”), no later than 11:59 p.m. EST on September 18, 2024, or to our offices no later than 1:00 p.m. (Israel time) on September 19, 2024. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, no later than September 9, 2024. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
August 8, 2024

iii

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe, 3780400,
Israel

Tel: +972-4-610-9217

PROXY STATEMENT

Annual General Meeting of Shareholders

To Be Held on September 19, 2024

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on September 19, 2024, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on August 7, 2024 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)          to re-elect Dr. Ariel Halperin, Ronald Kaplan, Tom Pardo Izhaki, Giora Wegman, Ornit Raz, Maxim Ohana and to elect Yuval Beeri to serve as directors of the Company until the close of the next annual general meeting of the shareholders of the Company;

(2)         to re-appoint of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2024, and its service until the annual general meeting of shareholders to be held in 2025 and to authorize the Company’s board of directors (or, the audit committee, if authorized by the board of directors subject to the ratification of the board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year;

(3)          to extend the Management Services Agreement with Tene Growth Capital 3 Funds Management Company Ltd.; and

(4)        to renew the indemnification agreement between the Company and its current and future directors who are Controlling Shareholders or who are affiliated with a Controlling Shareholder (as defined below) of the Company, to the full extent permitted by the law, in accordance with the Company's Compensation Policy.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the audited financial statements of the Company for the fiscal year ended December 31, 2023.

We are currently not aware of any other matters that will come before this Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies may vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Board Recommendations

The Board unanimously recommends that you vote “FOR” each of the above Proposals.

Proxy

Nahum Trost, our Chief Financial Officer, and Ron Mosberg, our General Counsel, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted on at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by email to AGM@caesarstone.com, or to Broadridge Financial Solutions (“Broadridge”) will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to Broadridge no later than 11:59 p.m. EST on September 18, 2023, or to our officers no later than 1:00 p.m. (Israel time) on September 19, 2023. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you are a shareholder of record as of the Record Date for the Meeting, subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to any Proposal, the shares represented by properly executed and received proxies will be voted “FOR” Proposals No. 1 and 2.  If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the re-appointment of our independent auditors firm for the fiscal year ending December 31, 2024; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by email to AGM@caesarstone.com , no later than 11:59 p.m. (Israel time) on September 18, 2024, or to Broadridge, no later than 11:59 p.m. EST on September 18, 2024, canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares as of the Record Date are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 35,641,407 issued ordinary shares and 34,538,311 (excluding 1,103,096 dormant Shares held in treasury) entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Articles, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner, as described above. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposals No. 3 and 4 or are affiliated with a Controlling Shareholder are subject to the fulfillment of one of the following additional voting requirements:

  (i)          a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who are not Controlling Shareholders of the Company or do not have a Personal Interest in approving the proposal (each, an “Interested Shareholder”); or

 (ii)       the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals No. 3 and 4), please notify the Company’s General Counsel, Ron Mosberg, at AGM@caesarstone.com. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Other than Kibbutz Sdot-Yam and Tene (as defined below), we are not aware of any Controlling Shareholders of the Company.

For more information on the arrangements between Kibbutz Sdot-Yam and Tene, please see under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” below.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

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Shareholders of Record. If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the ‘Investor Relations’ portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposals No. 1 and No. 2, your shares will be voted in accordance with the recommendations of the Board. Furthermore, the persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Meeting.

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Shareholders Holding in “Street Name”.  If you hold ordinary shares in “street name” through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

You may also vote in person at the Meeting.  However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the ‘Investor Relations’ section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2023, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on March 6, 2024, and is accessible through the Company’s website at www.caesarstone.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns five percent or more of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and includes any ordinary shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of August 7, 2024, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,538,311 ordinary shares (excluding 1,103,096  dormant ordinary shares held in treasury) outstanding as of August 7, 2024.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494		40.6%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494		40.6%
The Phoenix Holdings Ltd. (4)	3,928,671		11.4%
Global Alpha Capital Management Ltd.(5)	2,981,057		8.6%
Executive Officers
Yosef (Yos) Shiran	*		*
Nahum Trost	*		*
David Cullen	*		*
Ken Williams	*		*
Idit Maayan Zohar	*		*
Edward Smith	*		*
Lilach Gilboa	*		*
Amihai Seider	*		*
Erez Margalit	*		*
Amir Cahana	*		*
Ron Mosberg	*		*
Chen Livne	*		*
José Luis Ramón	*		*
Erik Christensen	*		*
Gilad Frenkel	*		*
Directors
Dr. Ariel Halperin	14,089,994	(2)	40.8	%(2)
Nurit Benjamini	*		*
Lily Ayalon	*		*
David Reis	*		*
Maxim Ohana	*		*
Ronald Kaplan	*		*
Ornit Raz	*		*
Giora Wegman	*		*
Tom Pardo Izhaki	*		*
All current directors and executive officers as a group (24 persons)(6)(7)

* Less than 1 percent.

(1) Based on a Schedule 13D/A filed on September 19, 2023 by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”). Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 14,029,494 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Giora Wegman and Tom Pardo, which are directors on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 460 members and an additional 350 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

Today, each member of Kibbutz Sdot-Yam continues to own an equal part of the assets of the Kibbutz. The members of Kibbutz Sdot-Yam are engaged in a number of economic activities, including agriculture, industrial operations and outdoor venue operations. A number of Kibbutz members are engaged in professions outside the Kibbutz. The Kibbutz is the owner and operator of several private companies. The Kibbutz community holds in common all land, buildings and production assets of these companies.

Some of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary (chairman) and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of seven years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

As of the date of this Proxy Statement, 18 of Caesarstone’s employees (less than 1% of its total workforce), are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on September 19, 2023 and on information provided to the Company by the beneficial owner, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 14,029,494 ordinary shares and shared dispositive 3,589,494 ordinary shares, which it directly owns. Pursuant to the Shareholders’ Agreement as amended by the September Amendment (as defined below), Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors. Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 3,589,494 ordinary shares, in each case, beneficially owned by Tene

 (3)  On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet (the “Term Sheet”) signed by Mifalei Sdot-Yam and Tene on September 5, 2016, and further amended on February 20, 2018 and September 18, 2023. The amendment executed on September 18, 2023 (the “September Amendment”) replaced the Shareholders Agreement in its entirety. Pursuant to the September Amendment:

•
The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Mifalei Sdot-Yam determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Tene, for so long as it holds more than 3% of the issued and outstanding share capital of the Company, will determine the manner in which both parties will vote if no agreement is reached. In addition, each of Mifalei Sdot-Yam and Tene shall be entitled to vote separately in any manner with respect to the appointment, replacement or terms of compensation of the Company’s Chief Executive Officer.

•
In the event Tene holds less than 3% of the issued and outstanding share capital of the Company, then the director nominated by Tene will be replaced by an alternate director (in accordance with applicable law and the articles of association) nominated by Mifalei Sdot-Yam from a list of nominees that was agreed by the parties at the time the Amendment was signed for a period ending on the earlier of (i) 60 days (after which time the director may resign) and (ii) the date of a general meeting for the election of directors, and thereafter Tene will vote all its shares for the election of four directors nominated by Mifalei Sdot-Yam.

•	The parties agree that Dr. Ariel Halperin will serve as the chairperson of the Board until June 30, 2024, and thereafter act to appoint Mr. David Reis as the new chairperson of the board of directors.

•
Tene granted Mifalei Sdot-Yam a right of first refusal and Mifalei Sdot-Yam granted Tene certain tag-along rights with respect to their disposition of ordinary shares. If Tene sells more than 3% of the issued and outstanding share capital of the Company without providing Mifalei Sdot-Yam its right of first offer then certain rights contemplated under the September Amendment will terminate, including Tene’s tag-along right.

•
The call option granted by Mifalei Sdot-Yam pursuant to the Term Sheet was not extended and expired on September 9, 2023. The call option contemplated an option to exercise 2,000,000 ordinary shares of the Company.

(4) Based on Schedule 13G/A filed with the SEC on February 26, 2024, by The Phoenix Holdings Ltd., as of December 31, 2023, The Phoenix Holdings Ltd. held shared voting and dispositive power over 3,928,671 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Holding Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of The Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) Based on Schedule 13G/A filed with the SEC on February 8, 2024 by Global Alpha Capital Management Ltd., as of December 31, 2023, Global Alpha Capital Management Ltd held sole voting power over 2,154,231 ordinary shares, and sole dispositive power over 2,981,057 ordinary shares. The address of the Global Alpha Capital Management Ltd. is 1800 McGill College, Suite 1300, Montreal, Quebec, H3A 3J6, Canada.

(6) Consists of (i) 60,500 options to acquire our ordinary shares held directly by Dr. Halperin and (ii) 14,029,494 ordinary shares beneficially owned by Tene Investment in Projects 2016, L.P. As further described in footnote (2), each of Dr. Halperin, Tene III, and Tene III Projects may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene.

(7) Our directors and executive officers hold, in the aggregate, (i) 229,313 options immediately exercisable or exercisable within 60 days from August 7, 2024 with a weighted average exercise price of $10.4 per share and have expiration dates generally seven years after the grant date, and (ii) 5,753 RSUs that vest within 60 days from August 7, 2024.

CORPORATE GOVERNANCE

Under our Articles, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members The minimum and maximum number of directors may be changed, at any time and from time to time, with the approval of at least 65% of the total voting power of our shareholders.

Currently, there are nine directors serving on the Board, which includes Dr. Ariel Halperin (chairman), Nurit Benjamini, Lily Ayalon, David Reis, Maxim Ohana, Ronald Kaplan, Ornit Raz, Giora Wegman and Tom Pardo Izhaki. One change to the composition of the Board is proposed in Proposal No. 1, in light of the decision by Mr. Reis not to stand for re-election. For additional information regarding the nominee to replace the foregoing outgoing director, please see Proposal No. 1 herein. If Proposal No. 1 is approved at the Meeting, following the Meeting there will be nine directors serving on the Board.

Our nominating committee of the Board (the “Nominating Committee”) is currently composed of Ms. Nurit Benjamini, Ms. Lily Ayalon, Ms. Ornit Raz and Mr. Ronald Kaplan, each of whom has been determined by the Board to be independent under the corporate governance standards of Nasdaq.

At the Meeting, the shareholders will be asked to re-elect six incumbent directors and to elect one new director, all of whom were recommended by our Nominating Committee and our Board.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of nine members, five of whom will be independent under the Nasdaq rules. Specifically, our Board has determined that Messrs. Ronald Kaplan, Ornit Raz, Yuval Beeri, Nurit Benjamini and Lily Ayalon meet the independence standards under the Nasdaq rules. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationship that these directors have with us do not impair their independence.

Our audit committee of the Board (the “Audit Committee”) and the Board further determined that Ms. Ornit Raz also meets the independence requirements of the Companies Law and will serve as an independent director under the Companies Law.

Each of the director nominees has certified to us that he or she complies with all requirements under the Companies Law for serving as a director (and, in the case of Ms. Ornit Raz, for serving as an independent director under the Companies Law).

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The Board determined that each of Ms. Nurit Benjamini and Ms. Lily Ayalon has “Accounting and Financial Expertise”. Our Board has further determined that each of Ms. Nurit Benjamini and Ms. Lily Ayalon qualifies as an “Audit Committee Financial Expert,” as defined by the rules of the SEC and has the requisite financial experience required by the Nasdaq rules. Each member of the Audit Committee meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Audit Committee met five times since last year’s annual general meeting (excluding written resolutions). The compensation committee of the Board (the “Compensation Committee”) met six times since last year’s annual general meeting. The Nominating Committee met one time since last year’s annual general meeting. Our Board has met six times since last year’s annual general meeting (excluding written resolutions). Each of our directors nominated for re-election has attended 100% of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our directors (including external directors, but excluding Dr. Ariel Halperin and Mr. Ronald Kaplan) is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the “Annual Fee”), and a fee of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee may not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the Participation Compensation will be reduced to 50%; and (2) for participation through media communication, the Participation Compensation will be reduced to 60%.

 In addition, Mr. Ronald Kaplan is entitled to an annual fee of US$75,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication will be reduced by 50% and for meetings by written consent will be reduced to 25%.

As previously approved by our shareholders' general meeting, Tene Growth Capital 3 Funds Management Company Ltd. (“Tene Management”) provides the Company with certain management services, including the role of Dr. Ariel Halperin as executive chairman of the Board, for an annual fee of NIS 630,000, payable in equal quarterly installments ("Management Agreement"). This Management Agreement is up for extention at the Meeting under Proposal No. 3.

The Participation Compensation and the Annual Fee described above are inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference; provided, however, that with respect to independent directors residing outside of Israel (other than the Chairman of our Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, directors will be entitled to reimbursement for traveling expenses when traveling abroad on behalf of the Company and other expenses incurred in the performance of their duties and other services to the Company.

Further, at our 2017 annual general meeting of shareholders, we approved the grant of 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our Board) and the grant of 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $28.65, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. These options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options in the event we undergo a change of control. As of this date the options are fully vested.

Further, at our 2020 annual general meeting of shareholders, we approved the grant of 3,750 options to purchase our ordinary shares to each of our directors, and the grant of 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $11.51, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. These options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. All of these options are vested, in the same manner as described in the previous paragraph.

 Further, at our 2023 annual general meeting of shareholders, we approved the grant of 3,750 options to purchase our ordinary shares to each of our directors, each with an exercise price of $4.02, the closing price of our ordinary shares on Nasdaq as of the date of grant. These options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. These options will vest in three equal annual installments, subject to the continuous service on the Board on the relevant vesting date. The term of these options will be seven years, unless they expire earlier in accordance with the terms of grant.

The Company purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with our Compensation Policy. In addition, the Company released its directors from liability and committed to indemnifying them to the fullest extent permitted by law and its Articles and provided them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification as described in ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 6, 2024 and is available on the SEC website at www.sec.gov. The re-approval of this Exemption and Indemnification Agreement for directors who are Controlling Shareholders (as defined herein) or are affiliated with a Controlling Shareholder is included in Proposal No. 4 for this Meeting.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above.

Each director (except for external directors), holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our Board as of the date of this proxy statement. Each of the categories listed in the table has the meaning ascribed to it in Nasdaq Listing Rule 5605(f).

Country of principal executive office:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did not disclose Gender
Part I: Gender Identity
Directors	4	5	-	=
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

PROPOSAL ONE

APPROVAL OF THE RE-ELECTION AND ELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will be asked to re-elect Dr. Ariel Halperin, Ronald Kaplan, Tom Pardo Izhaki, Giora Wegman, Ornit Raz, and Maxim Ohana to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

In accordance with the Companies Law, each of Dr. Ariel Halperin, Ronald Kaplan, Tom Pardo Izhaki, Giora Wegman, Ornit Raz, Maxim Ohana and Yuval Beeri (the “Nominees”) has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and special needs of the Company.

The Nominating Committee of the Board recommended that each of the Nominees be re-elected or elected, as applicable, at the Meeting for a term to expire at the next annual general meeting of shareholders of the Company.

Biographical information concerning the Nominees is set forth below:

Dr. Ariel Halperin (age 69) has been serving as our chairman of the board of directors since December 2016, after previously serving as our director between December 2006 to May 2013. Dr. Halperin is the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and is the founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement, serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Qnergy Inc., Gadot Chemical Terminals (1985) Ltd., Gadot Agro Ltd., Sharon-Laboratories Ltd., Questar Ltd. (formerly: Traffilog Ltd.)  and Designated Holdings Ltd. (Haifa Group Ltd). Dr. Halperin holds a B.A. in Mathematics and Economics and a Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Ronald Kaplan (age 73) has been serving as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Tom Pardo Izhaki (age 41) has been serving as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel.

Giora Wegman, (age 73) has been serving as our director since October 2023. Mr. Wegman has served as the Chairman of Kibbutz Sdot Yam’s Economic Council since 2020; since 2010, Mr. Wegman has served as a director at Hatnuaa Emek Hefer Ltd. From 2010 to 2020, Mr. Wegman served as our Deputy Chief Executive Officer; from 2008 to 2010, he served as the Financial Manager of Kibbutz Sdot Yam and a member of the Board; from 1988 to 2006, Mr. Wegman held various positions with the Company, including Joint CEO, VP production and Production Manager, and before that he held various positions at Kibbutz Sdot Yam. Mr. Wegman holds a practical mechanical engineer degree from Ruppin College, Israel and a business administration degree from Tel Aviv University, Israel.

Dr. Ornit Raz, (age 53) has been serving as our director since October 2023. Since May 2024 Dr. Raz is the chairman of executive committee of Moshav (cooperative settlement) Nir-Etzion. Prior to that, Dr. Raz served as the Chief Executive Officer of ELA Beverage Containers Collection Corporation Ltd., the Israeli national recycling corporation from 2020 to 2023. From 2016 to 2020, Dr. Raz served as the Chief Executive Officer of the Israel Institute for Occupational Safety and Hygiene (a national statutory corporation); from 2016 to 2018 she served as Chairman of the Board of Directors of the Israeli Consumer Council (Government Companies Authority) from 2013 to 2015, she served as the Chief Executive Officer of Food Industries Association- Manufactures Association of Israel, and from 2007 to 2013, she served as the Chief Executive Officer of Israel Bio-Organic Agriculture Association. Dr. Raz holds an MSc and PhD from the Technion, Israel Institute of Technology, Faculty of Industrial Engineering Management, specializing in Behavioral and Management Sciences, and a Post Doctorate from the Massachusetts Institute of Technology, Sloan School of Management in Cambridge, Massachusetts, USA.

Maxim Ohana (age 74) has been serving as our director since October 2023. He has previously served as the Chairman of the Board from 2010 to 2013. Prior to that, Mr. Ohana served as chairman of the board of directors of the Economic Council, Kibbutz Sdot Yam from 2008 to 2012. From 2000 to 2008, Mr. Ohana served as Chief Executive Officer of Sdot-Yam Marble Floors Company (1995) Ltd. and from 1997 to 2000, he served as Chief Executive Officer of Hagor Industries Ltd. From 1993 to 1997, Mr. Ohana served as Chief Executive Officer of Cement Products Caesarea Ltd. and from 1990 to 1993, he served as Chief Executive Officer of Kibbutz Sdot Yam’s businesses and operations. Mr. Ohana holds a diploma in general studies from the Kibbutzim College of Education, Technology and the Arts (Seminar Ha’Kibbutzim), Israel.

Yuval Beeri (age 60) has served as the chief executive officer of Ricor Cryogenic Systems since December 2016. In such capacity, Mr. Beeri serves as chairman of the board of directors of its two subsidiaries: Netzer and Aero-Magnesium. Prior to his position with Ricor, he served at Maytronics from 2003 to 2016: during the first five years he served as VP marketing and thereafter for the remaining seven years he served as the CEO. Prior to Maytronics, Mr. Beeri worked at Kulick and Soffa, a semiconductor assembly equipment leader from 1993 until 2003: for the first five years he worked at its subsidiary, Micro-Swiss Israel, as the Capillary marketing manager and thereafter for the remaining five years he served as CEO for its subsidiary, Semitec in Santa-Clara, CA. Mr. Beeri also serves as a director for multiple companies, including ARAN (Nachshon), and as a chairman of ARI (Kfar Haruv). Mr. Beeri holds an BA degree in Agricultural Economy from The Hebrew University, Israel, and MBA from Derby University in the UK.

If this Proposal No. 1 is approved, following the re-election and election, as applicable, of each of the Nominees, the Nominees will be entitled to the compensation terms set forth in the section herein titled “Corporate Governance”.

Proposed Resolutions

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the re-election of each of Messrs. Dr. Ariel Halperin, Ronald Kaplan, Tom Pardo Izhaki, Giora Wegman, Ornit Raz, Maxim Ohana and the election of Yuval Beeri to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

 RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
AUTHORIZATION TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2024, and its service until the annual general meeting to be held in 2025, and to authorize the Board upon recommendation of the Audit Committee (or the Audit Committee if so authorized by the Board of Directors), to determine the compensation of the auditors in accordance with the volume and nature of their services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2023	2022
	(in thousands of U.S. dollars)
Audit fees (1)	$954	$743
Audit-related fees (2)	58	1
Tax fees (3)	44	82
All other fees (4)	21	193
Total	$1,077	$1,019

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2023 and 2022, and its internal control over financial reporting as of December 31, 2023 and 2022, certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)
“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to supply chain consulting, governmental incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s auditor, Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) (the “Auditors”) as the independent auditors of the Company for the year ending December 31, 2024, and its services until the close of the Company’s next annual general meeting to be held in 2025, and that the board of directors of the Company (or the Audit Committee if so authorized by the Board of Directors) be authorized to determine compensation of the Auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL THREE

APPROVAL OF THE MANAGEMENT SERVICES AGREEMENT WITH TENE MANAGEMENT

The Company and Tene Investment in Projects 2016, L.P. (“Tene”) are interested in extending the current management services agreement previously approved by the Company’s shareholders at the annual general meeting in 2021, for an additional period of three (3) years in connection with the supply of management services by Tene to the Company, including the services of Dr. Ariel Halperin as a chairman of the board of directors, and to determine his remuneration in such management services agreement.

The Management Agreement (as defined below), provided by Tene Growth Capital 3 Funds Management Company Ltd. (“Tene Management”)1, includes, in addition to the aforementioned services of the chairman of the board of directors, regular business development advice, and sets a total annual management fee of NIS 750,000, plus VAT (the “Annual Management Fee”). The term of the agreement shall be for three (3) years commencing on the date of its approval by our shareholders (the “Management Agreement”). The Management Agreement shall replace all other arrangements for payment to Dr. Ariel Halperin, including current management services agreement approved at the shareholders meeting of the Company in 2021 (i.e., during the term of the Management Agreement, the Company will not pay or grant any cash to Dr. Ariel Halperin in addition to the remuneration fee paid under the Management Agreement). Based on such review and when weighing up all the considerations, the Audit Committee, Compensation Committee and Board of Directors determined that the proposed Annual Management Fee pursuant to the Management Agreement is reasonable and reflects the time and effort required to be dedicated to the Company by Tene Management and its representatives under the Management Agreement, and is in the best interest of the Company.

The following is a summary of the other principal terms of the Management Agreement:

•
Tene Management will provide the Company, throughout the term of the Management Agreement, management services in areas of its activities, including: (i) services provided by the chairman of the board of directors (who will devote his time in accordance with the Company’s needs, as they will be from time to time, whereby the scope of his position is estimated to be between approximately 20 hours per month); (ii) regular business development advice, including financial & strategic advice made available by Tene Management through its employees, officers and directors and/or consultants (the “Management Services”).

•
During the term of the Management Agreement, either party has the right to terminate the Management Services, at any time and for any reason or for no reason upon thirty (30) days prior written notice to the other party and following the said termination the Annual Management Fee shall be reduced to NIS 630,000, plus VAT.

•
The Company shall reimburse Tene Management for all expenses reasonably required in the performance of the Management Services under the Management Agreement pursuant to the terms and conditions of the Company’s policies, as may be amended by the Company from time to time.

•
The Management Services will be rendered to the Company by Dr. Ariel Halperin and/or officeholders of Tene Management, and if necessary, by employees and/or consultants of Tene Management, depending on the needs of the Company.

•	The Annual Management Fee under the Management Agreement will be paid in equal quarterly installments.

1 Tene Management serves as the management company of the general partner of Tene Investment in Projects 2016, L.P. limited partnership

•
The Management Agreement’s term is for three (3) years commencing on the date of its approval by our shareholders. Either party has the right to cancel the Management Agreement at any time for any reason or for no reason upon thirty (30) days written notice to the other party or effective immediately if Tene Managements’ representatives are no longer serving as directors.

•	At the end of the term of the Management Agreement the parties may decide to extend, subject to such approvals required under applicable law.

For the avoidance of doubt, it is clarified that in serving as members of the Board, the Tene Management Directors, employees and officers, shall not be employees of the Company, nor shall the payment of the Management Fees by the Company create employee-employer relations between the parties hereto or entitle any of the persons on behalf of Tene Management to any social benefits.

Our Audit Committee, Compensation Committee and the Board of Directors reviewed the Annual Management Fee under the Management Agreement, taking into account the provisions of our Compensation Policy and relevant information, as well as Mr. Halperin’s expected time commitment and future contributions.

NIS 630,000 of the Annual Management Fee will be attributed to services provided by the Executive Chairman of the Board and NIS 120,000 will be attributed for Management Services. As a result thereof, the Annual Management Fee proposed for approval at the Meeting is consistent with the terms of the Company’s Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the extension of the Management Agreement with Tene Growth Capital 3 Funds Management Company Ltd for additional term of three (3) years, as described in the Proxy Statement for the Meeting.

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

RENEWAL OF CURRENT INDEMNIFICATION AGREEMENT BETWEEN THE COMPANY AND ITS
CURRENT AND FUTURE DIRECTORS WHO ARE CONTROLLING SHAREHOLDER OR AFFILIATED
WITH A CONTROLLING SHAREHOLDER TO THE FULL EXTENT PERMITTED BY THE LAW, IN
ACCORDANCE WITH THE COMPANY'S COMPENSATION POLICY

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our “office holders” (as defined in the Companies Law), subject to certain conditions and limitations.

At the annual general meeting of our shareholders in 2021 (the “2021 Meeting”), our shareholders approved the renewal and/or grant of exemption and indemnification agreements by the Company to its current and future office holders, including to its Chief Executive Officer and directors who are a Controlling Shareholder or associated with the Controlling Shareholder. In the proxy statement for the 2021 Meeting, it was stated that for office holders that are Controlling Shareholders or are affiliated with a Controlling Shareholder, the foregoing approval would not continue for more than three (3) consecutive years unless re-approved by the compensation committee, board of directors and shareholders pursuant to a special majority vote.

At the Meeting, which is set to convene during the third year following the 2021 Meeting, shareholders will be asked to approve, by a special majority, the renewal of the indemnification agreement between the Company and its current and future directors that are Controlling Shareholders or are affiliated with a Controlling Shareholder, which indemnification agreement will be according to the form of indemnification agreement approved at the 2021 Meeting in relation to all other office holders of the Company, which is attached to this Proxy Statement Annex A (the “Indemnification Agreement”).

Our Compensation Committee and Board of Directors believe that the renewal of the approval of the form of Indemnification Agreement for the directors that are Controlling Shareholders or are affiliated with a Controlling Shareholder is in the best interests of our shareholders, as it will enable the combined company to attract and retain highly qualified directors and officers. Our Board of Directors has further determined that based on the ongoing and planned activity to be performed by the Company, the events listed in the Indemnification Agreement are reasonably anticipated, and that the amounts stated in the Indemnification Agreement are reasonable.

In light of the foregoing, our Compensation Committee and Board of Directors recommended that the shareholders approve the renewal of the form of indemnification agreement for directors that are Controlling Shareholders or are affiliated with a Controlling Shareholder, attached as Annex A to this Proxy Statement, effective upon the close of the Meeting, and authorize the execution and delivery of such indemnification agreement with all current and future directors that are Controlling Shareholders or are affiliated with a Controlling Shareholder.

Under the Companies Law, the adoption of the proposed resolution requires the approval of the compensation committee, board of directors and shareholders, in that order.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the renewal of Indemnification Agreement for current and future directors that are Controlling Shareholders or are affiliated with a Controlling Shareholder (as defined in the Companies Law), as described in the Proxy Statement and as attached as Annex A to the Proxy Statement.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 6, 2024, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the ‘Investor Relations’ section of the Company’s website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board
Kibbutz Sdot-Yam, M.P Menashe 3780400, Israel
8 August, 2024

Exhibit A

CAESARSTONE LTD
(the “Company”)
Date    _________________
To
_____________________

Letter of Exemption and Indemnification

WHEREAS
on September 30, 2021, the Company’s Board decided to ratify Company’s obligation to the exemption and indemnification of Company’s officeholders, in accordance with the Companies Law, 5759-1999 (herein: “Companies Law”) and the terms of exemption and indemnification as specified in this Letter;

AND WHEREAS	on November 17, 2021, the Company’s General Meeting also ratified the aforesaid decision with respect to Company’s directors;
AND WHEREAS
you are or were and/or might be employed at the Company and/or you serve and/or served and/or might serve as an officeholder at the Company and/or subsidiaries as defined herein, and the Company committed to grant officeholders a letter of exemption and indemnification as aforesaid hereinabove.

THUS COMPANY IRREVOCABLY APPROVES AND UNDERTAKESTO YOU,
SUBJECT TO THE PROVISIONS OF ANY LAW AND PROVISIONS OF THIS
LETTER OF INDEMNIFICATION, AS FOLLOWS:

In this Letter:

“Companies Law”	-	Companies Law, 5759-1999, as drafted from time to time.
“Securities Law”	-	Securities Law, 5728-1968, and/or foreign securities laws that apply to Company and/or officeholders at Company and its Subsidiaries, as drafted from time to time.
“Officeholder”	-
As this term is defined in the Companies Law and regulations promulgated thereunder and/or any other law that applies to operations of Company and its Officeholders, including directors and any employee and service provider for which Company’s Board will decide to grant this Letter of Exemption and Indemnification, who serves and/or has served on behalf of Company in Subsidiaries and/or on their behalf in Related Companies.

“Subsidiary” or “Subsidiaries”	-
Any corporation of which Company is the controlling shareholder, as “Control” is defined in the Securities Law, 5728-1968 and also for purposes of this Letter of Exemption and Indemnification – any Related Company, as defined in the Securities Law, of Company and/or other corporation and including a private company under its control, through which the officeholder has acted as such in Company and/or Subsidiary and/or Related Company of Company and/or another corporation.

“Related Company”	-
As this term is defined in the Securities Law and also for purposes of this Letter of Exemption and Indemnification – any other corporation which is not Company or Subsidiary, in which Company and/or its Subsidiary holds rights, directly or indirectly, or is an interested party.

“Action and/or any Derivative thereof”	-
Any decision and/or action, by act or omission, including all decisions and actions that were taken or made by you, and including such that were executed prior to your receipt of this Letter of Exemption and Indemnification, during the periods of your service as an Officeholder in Company and/or Subsidiaries as defined hereinabove.

“Securities”	-	As this term is defined in section 1 of the Companies Law.
“Administrative Procedure”	-
Procedure pursuant to Chapter G3 (Imposition of Monetary Sanction by the Israeli Securities Authority), G4 (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or H1 (Arrangement to Avoid Initiating or Terminating Proceedings, Conditioned by Terms) of the Securities Law, as revised from time to time and/or a proceeding pursuant to Mark D of Chapter 4 of Part IX of the Companies Law as revised from time to time, and/or any similar proceeding subject to law.

1.	Exemption from Liability

The Company hereby apriori, a posteriori , and also irrevocably exempts you, subject to the provisions of any law and the decisions specified in the introduction, from any liability, in whole or in part, for any damage that was caused and/or will be caused to it, either directly or indirectly, due to breach of your duty of care to Company and its Subsidiaries and Related Companies, as defined hereinabove, by your actions and/or any derivative thereof, in being an Officeholder in the Company or on the Company’s behalf in Subsidiaries and/or Related Companies as aforesaid.

The aforesaid in this exemption section does not derogate from Company’s obligation to indemnity as specified herein.

The aforementioned exemption from breaching the duty of care shall not apply to any procedure of “counterclaim” of the Company, against the Officeholder in response to a claim by Officeholder against the Company, excluding an event in which the Officeholder’s claim is for safeguarding protective rights in labor laws that originate in the law and/or a personal employment agreement between him and the Company.

2.	Obligation to Indemnity

2.1.
Without derogating from Company’s right to indemnify you a posteriori in accordance with Company’s articles of association, Company hereby irrevocably stipulates to indemnify you for any liability or expense, as specified hereinbelow, that will be imposed on or incurred by you due to one or more of the following:

2.1.1.
Your actions and/or derivative thereof as part of being an Officeholder in the Company (including an action and/or omission during your service, that were executed or omitted prior to the date of this Letter of Indemnity);

2.1.2.
Your actions and/or derivative thereof as part of being an Officeholder, employee or representative of the Company and/or Subsidiaries and/or Related Companies (including an action and/or omission during your service/employment, that were executed or omitted prior to the date of this Letter of Indemnity);

2.2.	Causes of Indemnity:

The obligation to indemnity as set forth in section 2.1 hereinabove shall apply to any liability or expense imposed on you during your service with the Company and/or Subsidiaries and Related Companies, which is indemnifiable pursuant to any law and Company’s articles of association, as specified below:

2.2.1.
Monetary liability imposed on you by judgment to the benefit of another person, including judgment given in a settlement or an arbitrational award that has been approved by Court, and provided that the aforesaid actions concern, directly or indirectly, to one or more of the events as specified in the addendum to this Letter, including for actions that you had taken prior to the granting of this Letter of Exemption and Indemnification, which have been deemed by Company’s Board as foreseen in light of Company’s actual operations during provision of the obligation, and provided that the maximum amount of indemnity for all liabilities pursuant to this section shall not exceed the amount or benchmark as specified in section 2.3.1 hereinbelow that were deemed by Company’s Board as reasonable under the circumstances;

2.2.2.
Reasonable legal expenses, including attorney fees, you will incur or be charged with by the Court, in a proceeding that will be filed against you by Company or in its behalf or by another person, or in a criminal charge of which you will be acquitted, or in a criminal charge with which you will be convicted of a felony that does not require proof of criminal intent; in this section “another person” – including in case of a claim that was filed against you by way of a derivative claim.

2.2.3.
Reasonable legal expenses, including attorney fees, you will incur  due to an investigation or proceeding that has been conducted against you by an authority that is competent to conduct an investigation or proceeding, which has ended without the filing of a criminal charge against you and without imposing a monetary liability on you as an alternative to a criminal procedure, or which has ended without the filing of a criminal charge against you but with imposing a monetary liability on you as an alternative to a criminal procedure that does not require proof of criminal intent or in relation with a monetary sanction.

2.2.4.	Monetary liability imposed on you due to payment for all parties injured by the breach in an Administrative Procedure, as aforesaid in section 52ND(a)(1)(a) of the Securities Law.

2.2.5.	Expenses that you incurred in relation with an Administrative Procedure that has been conducted in your case, including reasonable legal expenses, and in general attorney fees.

2.2.6.	Other liability or expense that is indemnifiable by law.

2.2.7.	Subject to any law and to remove any doubt, the Company neither exempts you from liability nor will indemnify you for a monetary liability that is imposed on you due to one of the following:

2.2.7.1.
Breach of fiduciary duty to the Company or its Subsidiary, unless you have acted in good faith and had reasonable grounds to assume that the action will not harm the benefit of the Company and/or its Subsidiary.

2.2.7.2.	Intentional or reckless breach of the duty of care, or breach of the duty of care due to disregard for the circumstances or results of the breach, unless performed with negligence only.

2.2.7.3.	An intentional action to unlawfully make personal profit.

2.2.7.4.	Fine, civil fine, or forfeit that is imposed on you or due to a monetary sanction that is imposed on you.

2.3.	Maximum Amount of Indemnity:

2.3.1.
The amount of indemnification paid by the Company to all Officeholders, cumulatively, pursuant to all Letters of Indemnification issued to them by Company in accordance with the decisions as specified in the introduction to this Letter of Exemption and Indemnification, for obligation as specified in section 2.2.1 hereinabove, shall not exceed, at all circumstances, more than 25% the Company's equity, less a provision that was made for indemnification as stated, according to the Company's latest consolidated financial statements, prior to the date that the indemnity is paid (herein: “Maximum Amount of Indemnity”).

2.3.2.
It is hereby clarified that payment of the indemnification as aforesaid hereinabove does not derogate from your right to receive insurance benefits for the events specified in the Letter of Indemnification and/or reasonable legal expenses as aforesaid hereinabove, which are insured with an insurance company, should you receive (personally or the Company receives for you) as part of any insurance for liability of Company officeholders. In case you received indemnification and/or are entitled to receive an indemnification reimbursement from the insurer of an Officeholder insurance policy for the indemnifiable event, indemnification shall be given for the difference between the amount of the monetary obligation imposed on you and/or the legal expenses you incurred or charged with, as aforesaid hereinabove, and the amount received from the insurer for that matter, and provided that the amount of indemnity Company is charged with for a monetary obligation as specified in section 2.1 hereinabove pursuant to this Letter of Indemnification shall not exceed the Maximum Amount of Indemnity.

2.3.3.
It is specifically emphasized that Company’s payments pursuant to this Letter shall constitute an “additional layer” in excess of the total of insurance benefits paid by the insurer, inasmuch as such are paid. If you bear any excess insurance for the events specified in the Addendum to this Letter and/or for legal defense expenses, then Company shall indemnify you for the amount of excess insurance that you paid. In addition, Company’s obligation to indemnify you as aforesaid in this Letter for the excess insurance shall not be impacted if you are insured not by way of the Company, and provided that you are not indemnified more than once, as aforesaid. Furthermore, it is emphasized that this obligation to indemnity is not a contract for the benefit of any third party whatsoever, including any insurer, is non-assignable, and shall not provide any third party whatsoever, including any insurer, with a right to demand Company’s participation in a payment the insurer is charged with pursuant to the insurance agreement that was prepared with him, excluding the excess insurance specified in the agreement as aforesaid.

2.3.4.
If and to the extent that the total of all indemnification amounts Company is required to pay to its Officeholders, as aforesaid in section 2.1 hereinabove, shall at any time exceed the Maximum Amount of Indemnity or the remainder of the Maximum Amount of Indemnity (as it exists at the time) pursuant to section 2.3.1 hereinabove, the Maximum Amount of Indemnity or its remainder shall be distributed among Officeholders who are entitled to indemnification in accordance with the decisions as specified in the introduction to this Letter of Exemption and Indemnification, for demands they had submitted to the Company pursuant to the Letters of Exemption and Indemnification, that were unpaid prior to that time (herein: “Entitled Officeholders”), in a way that the indemnification amount received by each Entitled Officeholder, in practice, shall be calculated according to the ratio between the indemnifiable obligation amount of each Entitled Officeholder and the indemnifiable obligation amount of all Entitled Officeholders, cumulatively.

2.3.5.
Had the Company paid indemnification amounts to Company Officeholders for a monetary obligation as specified in section 2.1 hereinabove in the amount of the Maximum Amount of Indemnity, Company shall not bear additional indemnification amounts for a monetary obligation as specified in section 2.1 hereinabove unless the payment of additional indemnification amounts is approved by Company organs that are empowered to approve such an increase by any law, at the time of paying the additional indemnification amounts and subject to amending the Company’s articles of association, if it so required for such purpose, in accordance with any law.

2.4.	Interim Payments:

2.4.1.
Upon the occurrence of an event for which you might be entitled to indemnification in accordance with the aforesaid hereinabove, Company shall give you, from time to time, the monies required to cover the expenses and other various payments involved with handling any legal proceeding against you that is related with that event, including investigation procedures, and also mediation or arbitration procedures, in a way that does not require you to pay or finance them personally, and all subject to the terms and provisions of this Letter of Indemnification.

2.4.2.
In case the Company pays you, or on your behalf, any amounts as part of this Letter of Indemnification in relation with a legal proceeding as aforesaid, and it appears thereafter that you are not entitled to indemnification from Company for such amounts, the provisions of section 2.11 herein shall apply.

2.4.3.
As part of its obligations, Company shall also give guarantees that will be required and/or bonds that you must give pursuant to intermediate decisions of a court and/or arbitrator, including for replacing foreclosure imposed on your assets, subject to the limit of the Maximum Amount of Indemnity.

2.4.4.
If any approval will be required for payment or for giving guarantees and bonds as aforesaid hereinabove, and such payment or arrangement is not approved for any reason whatsoever, such payment or any part thereof that is not approved as aforesaid shall be subject to Court approval and Company shall reasonably act toward obtaining it and bear all reasonable expenses and payments that are required for obtaining it as aforesaid.

2.5.	Terms of Indemnity:

Without derogating from the aforesaid hereinabove, the obligation to indemnity pursuant to this Letter is subject to the terms specified herein:

2.5.1.	There is no prevention under law to indemnifying you.

2.5.2.
Inasmuch as permitted by law, you will notify Company in writing on any legal proceeding (including but not limited to, a demand of any kind including an investigation by a competent authority, lawsuit and/or civil suit including a claim for monetary compensation and/or application for declarative relief) that is commened against you in relation with any event for which indemnification might apply and for any threat against you that is given you in writing, in which you are attributed with personal liability for monetary damage (herein: “Legal Proceeding”), and on circumstances that have been brought to your knowledge that might cause the opening of a Legal Proceeding, and that is with proper haste thereafter you are initially notified of it and at a time that will allow reasonable time until the date of response to such Proceeding, as required by any law (herein: “Indemnification Notice”), and forward any document related to such Proceeding to Company or to anyone Company notifies you about.

Not providing the Indemnification Notice, in accordance with the aforesaid hereinabove, shall not relieve Company from its obligations pursuant to this Letter of Exemption and Indemnification, excluding a case in which non-provision of the Indemnification Notice as aforesaid shall significantly impact Company’s rights and/or ability to defend itself (in case it is also sued in the same Proceeding) and/or you against the lawsuit and in the aforesaid scope of impact.

2.5.3.
To remove any doubt, it shall be clarified that upon occurrence of an event for which you might be entitled to indemnification, and subject to it not being contradictive of the terms of Company’s Officeholders insurance policy, you may contract with a lawyer of your choosing, and provided that his identity and the fee arrangement with him are subject to the approval of Company’s Board, and shall not be refused if not for reasonable reasons, and also the approval of the insurer of Company’s Officeholder insurance policy. Notice on contracting with a lawyer as aforesaid in this section shall be provided to Company within 14 days thereafter the date in which the need for appointing a lawyer as aforesaid has become clear. If you do not appoint a lawyer by the date aforesaid hereinabove, Company may appoint one for you at its discretion, without derogating from Company’s Obligation of Indemnity towards you.

2.5.4.
If Company appoints you a lawyer in accordance with the aforesaid in section 2.5.3 hereinabove, and provided that it does not contradict the terms of Company Officeholders’ insurance policy, Company shall be entitled to take upon itself, wholly and not partially, the handling of your defense against such legal proceeding and/or give the aforesaid handling to any lawyer of standing who is chosen by Company for such purpose (excluding a lawyer that is not acceptable to you for reasonable reasons), under its responsibility and on its account. The Company and/or lawyer as aforesaid shall act as part of the aforementioned handling toward bringing the aforementioned legal proceeding to its conclusion; the lawyer who has been appointed as aforesaid shall act and have fiduciary duty to Company and you. If either you or your lawyer believe there is a fear of a conflict of interests, or if either you or your lawyer believe there exist circumstances in which a conflict of interests might be created between you and Company and/or you and any other Officeholder at Company who is a party to the proceeding, in your defense against such legal proceeding and/or if your objection to the lawyer who has been appointed by Company is based on other reasonable reasons, you shall notify and/or the appointed lawyer shall notify you, as applicable, on such conflict of interests and you may appoint a lawyer on your behalf to handle your defense (and provided that he is approved prior to his written appointing by Company) and the provisions of this Letter of Exemption and Indemnification shall apply to the reasonable expenses that you will incur for appointing the lawyer and handling as aforesaid. The aforesaid in this section notwithstanding, the Officeholder and Company shall act in accordance with provisions of the policy in all matters that concern disputes with the insurer on the identity of the representing counsel, if it is warranted by provisions of the policy, in a way that handing over handling to the other representing counsel shall not allow the insurer to break free from his obligation pursuant to the policy or reduce it in any way.

2.5.5.	As per your request, Company and/or the lawyer it has chosen for you shall report, from time to time (in reasonable scope and frequency) on the handling of your defense.

2.5.6.
Company may not bring the aforementioned legal proceeding to a conclusion by way of settlement and/or arrangement and/or agree to a settlement and/or arrangement that will result in you being required to pay amounts for which you will not be indemnified in accordance with this Letter of Indemnification and which also will not be paid in full as part of the Company Officeholders’ insurance that will be acquired, insofar as it is acquired, by Company and/or its subsidiaries, without your prior and written consent to the settlement that will be reached. Moreover, Company may not bring the dispute regarded in the aforementioned legal proceeding to a ruling by way of arbitration or mediation, without your prior and written consent, and provided that you do not refuse to give this consent without reasonable arguments. To remove any doubt, even if the dispute in the legal proceeding is resolved by way of arbitration or mediation or any other, Company shall bear all related expenses in accordance with this Letter of Indemnification inasmuch as it is required to by law in an ordinary legal proceeding.

2.5.7.
Company may settle in a matter of a monetary charge or rule in a dispute by way of arbitration or mediation in relation with a monetary charge, only if the suit and/or threat of suit against you are fully removed.

2.5.8.
The aforesaid hereinabove notwithstanding, Company may not bring the aforementioned legal proceeding to a conclusion by way of settlement and/or arrangement and/or bring the dispute regarded in the aforementioned legal proceeding to a ruling by way of arbitration and/or mediation in cases of criminal charges against you and/or proceedings in which the requested remedy is non-monetary and/or proceedings that might result in damage to your good name or the good name or reputation of shareholders, by power of which in accordance with Company Code you have been appointed to your position, without your prior and written consent. You can refuse to give your consent as aforesaid in this section at your sole discretion and without being required to provide reasons for non-consent.

2.6.	Cooperation with Company

2.6.1.
At the request of Company, you shall sign any document that will empower it and/or any lawyer as aforesaid to handle, in your name, your defense in such legal proceeding and represent you in all that is involved, in accordance with the aforesaid hereinabove. Furthermore, at the request of Company, and insofar as it is permitted by law, you shall give Company and/or third party in accordance with Company guidelines, in an immediate manner, any document and/or power of attorney that you will be requested to give for the purpose of handling your defense in accordance with this Letter of Indemnification.

2.6.2.
You shall cooperate with Company and/or any lawyer as aforesaid hereinabove in any reasonable manner that is required of you by any of them as part of their handling of that legal proceeding, and provided that Company ensures the coverage of all the various expenses and other payments involved as aforesaid in section 2.2 hereinabove so that you will not be required to personally pay or fund them, and that is without derogating from the indemnification that has been guaranteed to you in accordance with the aforesaid in this Letter of Indemnification and all subject to the aforesaid in this Letter of Indemnification.

2.6.3.
Furthermore, you stipulate to observing all instructions of the insurers in accordance with any Officeholders’ liability policy that Company and/or you contract in for the purpose of defending against the legal proceeding, as required of you by any of them as part of their handling of that legal proceeding.

2.7.	Liabilities Coverage

Whether Company acts in accordance with the specification in section 2.5.4 hereinabove or not, it shall ensure the coverage of all various expenses and other payments as aforesaid in section 2.2 hereinabove so that you will not be required to personally pay or fund them, and that is without derogating from the indemnification that has been guaranteed to you in accordance with the aforesaid in this Letter, and/or the insurance policy acquired by Company from time to time, inasmuch as it acquires one, and all subject to the aforesaid in this Letter of Indemnification.

2.8.	Inapplicability of Indemnification

2.8.1.
Company will not be obligated to indemnify you in accordance with this Letter of Indemnification for any amount that is paid by you in accordance with terms of a settlement in a legal proceeding which you had chosen to conduct on your own, unless Company has given a written consent to such settlement or arbitration, as applicable, and at any rate Company shall not withhold its consent as aforesaid if not for reasonable reasons.

2.8.2.
Furthermore, indemnification shall not apply in the event of your admission to a criminal charge for a felony that does not require proof of criminal intent, unless Company has received prior and written notice of your intention to admit to the felony as aforesaid.

2.8.3.
Company will not be required to pay, in accordance with this Letter, monies that were actually paid to or for or instead of you in any way whatsoever as part of insurance (that was acquired by Company) or any obligation to indemnity of whomever, except an amount that is in excess of the amount that was paid by power of the insurance policy and/or the other indemnification agreement. The aforesaid in this section does not derogate from your rights in all that concerns the Company’s incurring of the excess insurance as specified in the policy and/or transferring of insurance benefits Company had received from the insurers for your liability and/or legal expenses that you had incurred.

2.8.4.
Furthermore, insofar as indemnification in accordance with this Letter is for your service in Subsidiaries and Related Companies, then indemnification in accordance with this Letter shall only be thereafter the exhaustion of all your rights as part of an insurance policy that has been prepared by the Subsidiary and/or relevant Related Company and/or in accordance with a prior obligation to indemnity or a permit to indemnity in the Subsidiaries and Related Companies, inasmuch as they exist.

To remove any doubt, it is clarified that the amount of indemnification in accordance with this Letter shall apply in excess of (and in addition to) the amount that will be paid (inasmuch as it is paid) as part of insurance that was prepared by the Subsidiary and/or indemnification that was given by the Subsidiary as aforesaid.

If your demand to receive indemnification and/or insurance coverage for an action you had taken within your position in the Subsidiary that might be indemnifiable in accordance with this Letter of Indemnification, is rejected by the Subsidiary or the insurance company of the Subsidiary and/or Related Company, as applicable, Company shall pay you in accordance with this Letter of Indemnification amounts to which you will be entitled in accordance with this Letter of Indemnification, if you shall be so entitled, and you stipulate to assigning to Company your rights to receive amounts from the Subsidiary and/or Related Company and/or in accordance with the insurance policy of the Subsidiary and/or Related Company and also empower company to collect such amounts in your behalf inasmuch as such empowerment is required to observe the provisions of this section. In this regard, you hereby stipulate to signing on any document that is required by Company for the purpose of assigning your aforesaid rights and empowering Company to collect the aforesaid amounts in your behalf.

To remove any doubt it is clarified that this Letter of Indemnification does not grant the Subsidiary and/or any other third party any rights toward Company, including, but without derogating from the generality of the aforesaid hereinabove, a right to sue and/or demand any payment from Company as participation in the indemnification and/or insurance coverage that is given to you by the Subsidiary for an action that you had taken within your position in the Subsidiary.

2.9.	Payment of Indemnification

Thereupon your request to execute payment in relation with any case in accordance with this Letter, Company shall take all necessary actions by law toward its payment, and shall act toward arranging any approval that is required in such regard, insofar as required. If any approval for payment is required as aforesaid, and such payment is not approved accordingly for any reason whatsoever, such payment or any part thereof that is not approved as aforesaid shall be subject to Court approval and Company shall act toward obtaining it.

2.10.	Period of Indemnification and Exemption

Company’s exemption and obligations in accordance with this Letter shall be in your credit and/or that of your estate and/or that of alternative directors who were lawfully appointed by you and indefinitely, and that is even thereafter the conclusion of your employment at Company and/or your service as an Officeholder at Company and/or your service as an Officeholder at Subsidiaries and/or Related Companies, as applicable, and provided that actions for which the exemption or obligation to indemnity are given have been taken during your employment at Company and/or service as an Officeholder at Company and/or at Subsidiaries of Company and that is regardless of the date of discovery of the event for which you are entitled to exemption and/or indemnification in accordance with this Letter of Indemnification.

2.11.	Return of Paid Indemnification Amounts

In case Company pays you or instead of you any amounts as part of this Letter in relation with a legal proceeding as aforesaid, including by way of providing legal representation as aforesaid, and thereafter it appears that you are not entitled to indemnification by Company for such amounts, such amounts will be considered as a loan that has been given to you by Company, with the addition of interest at a minimum rate as specified from time to time by law as to not give the loan’s receiver a taxable benefit, and you must return such amounts to Company when you will be required to do so in writing, and in accordance with a payment arrangement as determined by Company.

3.	Miscellaneous

3.1.	Company stipulates to notifying you as soon as possible about any event for which indemnification might apply.

3.2.	All words used in this Letter of Indemnification, including in the Addendum hereto, in the masculine gender shall extend to and shall include the feminine gender.

3.3.
Terms in this Letter of Indemnification shall be interpreted in accordance with the Companies Law, and if no definition exists in the Companies Law, in accordance with the Securities Law, 5728-1968. The Addendum to this Letter of Indemnification constitutes an inseparable part thereof.

3.4.
Company’s obligations according to this Letter shall be interpreted extensively and in a way that is designed to uphold them, insofar as permitted by law, for the sake of their intended purpose. Insofar as it is determined that a provision from among the provisions of this Letter of Exemption and Indemnification is unenforceable and/or invalid for any reason and/or in case of contradiction between any provision in this Letter and the provisions of law that cannot be conditioned upon, change or added to, the aforesaid provision of law shall supersede, but it shall not impact or derogate from the validity of other provisions in this Letter.

3.5.
This Letter of Exemption and Indemnification shall enter into effect upon your signing of its copy and at the designated place, and provision of said signed copy to Company. It is hereby agreed that if you received a prior obligation of Company to exemption and indemnification, your consent to receiving this Letter of Exemption and Indemnification constitutes your irrevocable consent to voiding the prior obligation.

3.6.
Company may cancel, at its sole discretion and at any time, its obligation to indemnity and exemption in accordance with this Letter, or reduce the Maximum Amount of Indemnification hereunder, or reduce the events to which it applies, either in regards to all Officeholders or some thereof inasmuch as it concerns events that apply thereafter the changing date – and provided that it has provided Officeholder with prior notice of this intent, in writing, at least 60 days prior to the date in which its decision enters into effect. To remove any doubt, it is clarified that any decision as aforesaid that could worsen the terms of this Letter or void it shall not have retroactive application of any kind and the Letter of indemnification prior to its changing or cancellation, as applicable, shall continue to apply and remain valid in all intents and purposes in regards to any event that occurred prior to the changing or cancellation, even if the proceeding for it has been filed against an Officeholder thereafter the changing or cancellation of the Letter of Indemnification.

3.7.	In any other case, this Letter of Exemption and Indemnification cannot be changed unless signed by Company and by you.

3.8.
This Letter of Indemnification does not derogate from Company’s right to decide on indemnification in retrospect in accordance with the provisions of any law, and the obligation to indemnifying you in accordance with this Letter does not derogate from the exemption that was given to you by Company in accordance with the aforesaid hereinabove.

3.9.
To prevent doubt, it is hereby determined that this Letter of Exemption and Indemnification does not constitute a contract for the benefit of any third party and is non-assignable. To remove any doubt, in case of departure (god forbid), this Letter of Exemption and Indemnification shall apply to you, to your replacement in accordance with the provisions of any law, including to your estate.

3.10.
No waiver, delay, refrain from action or the granting of an extension by Company or by you shall not be interpreted under any circumstances as waiver and shall not impact the rights and obligations of Parties in accordance with this Letter of Exemption and Indemnification and/or any law, and shall not prevent from a Party as aforesaid to take all legal and other measures required for exercising his rights as aforesaid.

3.11.
The law that applies to this Letter of Indemnification is the Israeli law and the competent Court at Tel Aviv has exclusive jurisdiction to hear the disputes that arise from the implementation of this Letter of Exemption and Indemnification.

3.12.
This Letter constitutes an exclusive and exhaustive agreement of terms and provisions that apply to the contracting between Company and Officeholder in reference with the issues hereto. This document supersedes any oral or written understanding, statement and agreement that were prepared between Company and Officeholder in the matters aforesaid in this Letter, inasmuch as such were prepared, prior to the signing of this Letter.

3.13.	Parties to this Letter state that they have read this Letter of Exemption and Indemnification thoroughly and signed it out of their own good and free will and thereafter understanding its content.

And as evidence thereof, Company has signed, through its signatories, who have been lawfully empowered.

__________________
Company
I confirm the receipt of this Letter and my consent to its terms.

__________________
Officeholder
Date:  __________________

Addendum

Subject to the provisions of law, the following are the determining events in regards to section 2.2.1:

1.
Issuance of securities (including issuance of securities that did not go through) in Israel and outside of it including, but without derogating from the generality of the aforesaid hereinabove, a public offering of securities according to a prospectus, private offer, sale offer, issuance of bonus shares or an offering of securities in any other way, including but not limited to a prospectus of an initial public offering in NASDAQ, which the Company intends to advertise in 2011.

2.	Execution of an acquisition offer and/or sale offer and any procedure, opinion, document and/or statement that is related thereto.

3.	An event that is the result of Company being a public company or because its shares have been offered to the public or because Company shares are traded in a stock exchange in Israel or abroad.

4.
A transaction or action as defined in section 1 of Companies Law, whether or not it is part of the ordinary course of business of Company and/or its Subsidiaries, and in general a transaction with an interested party, negotiation to contracting in a transaction or action, transfer, sale, lease, rent, acquisition or encumbering of assets or liabilities (including securities), or giving or receiving a right in any thereof, receiving and granting credit and giving or receiving guarantees, and in general contracting under funding agreements with banks and/or other financial factors for the purpose of funding transactions or contracts that are being executed and also any action or use of judgment that is directly or indirectly involved with the transaction or action as aforesaid, and all whether or not the aforesaid transactions and/or actions are completed, and for any reason.

5.
Any action of an Officeholder at Company and/or its Subsidiaries in the fields of transactions that it executes including complementary services, investment in companies in sectors that are close to Company’s operations and the other operations of Company and the integrated corporations that are or will be permitted by law.

6.
A statement or notice that is filed in accordance with Companies Law or Securities Law, including regulations installed thereunder, or in accordance with rules or guidelines that are common in the stock exchange in Israeli or outside of it, or a law of another country that regulates similar affairs and/or refrain from filing a statement or notice as aforesaid.

7.
Discussion and decision making and provision of a statement and discovery in Company’s statements, including provision of an evaluation concerning the effectiveness of internal auditing and other issues that are included in the report of Company’s Board, and also the giving of statements and reference to the financial statements.

8.	Preparation and signing of the financial statements of Company and Subsidiaries, joint or separate, as applicable, and their approval, and also in relation with business plans or forecasts.

9.
Any action or derivative thereof to adopting financial reporting in accordance with international financial reporting standards (IFRS) or the US generally acceptable accounting principles (US GAAP) or any financial reporting standards that are commonly used by Company or its Subsidiaries.

10.
Any action and/or decision in regards to distribution, as defined in Companies Law, including Court-approved distribution, including acquisition of Company shares and provided that indemnification for an action as aforesaid is permitted by law and also any suit or demand in relation with the distribution of dividends to Company shareholders.

11.
The changing or reorganization of Company’s structure or any decision in such regard, including, but without derogating from the generality of the aforesaid hereinabove, merger, split, change in Company capital, establishment of Subsidiaries, their dissolution or sale, allocation or distribution.

12.
Revisions, changes and formulation of arrangements between Company and shareholders, bond holders, banks and/or creditors of Company or of companies that are held by it, and in general revisions to the deeds of trust, bonds and documents of the outline and the arrangement in their entirety.

13.	Actions or derivatives thereof that are related to issuance of licenses, construction permits or approvals, including approvals and/or exemptions concerning antitrust.

14.
Any suit or demand in relation with the operations of Company and its Subsidiaries, its businesses, contracts, structure etc. including an action or decision in matters that are directly or indirectly related to antitrust, and in general binding arrangements, mergers and monopoly.

15.	The preparation of or participation in tenders.

16.
An expression or saying, including expression of a position or opinion that has been made in good faith by Officeholder during and within his position, including in negotiations and contracts with vendors or clients, and including as part of management meetings, sessions of the Board or of any of its committees.

17.	An action or derivative thereof that stands in contrast of Company’s Code or memorandum.

18.
An action or derivative thereof or a decision related to employer-employee relations including a negotiation, contracting and implementation of personal or collective work agreements, promotion of employees, employee benefits, including handling pension arrangements, insurance, study or saving funds, loans to employees and allocation of securities to employees.

19.
An action or derivative thereof or a decision that concerns safety and hygiene at work, whether it has been argued that it has caused bodily damages or property damages, and/or an action or derivative thereof or any decision that concerns the employment terms, including the employment terms at the various Company sites (including all that concerns equipment that is at employees’ disposal and assignments that they are tasked with and in particular all that directly or indirectly concerns arguments related to silica exposure).

20.
Any suit or demand that is filed by a third party who suffers from bodily harm and/or any bodily damage or damage to business or personal asset, including loss of its use during any action or inaction that is attributed to Company, or respectively to its employees, agents or other persons who operate or claim to operate on behalf of Company.

21.	Any suit or demand that is filed by buyers, owners, lessors, renters or other holders of Company assets for damages or losses related to usage of the aforesaid assets.

22.
Any action or failure in preparing insurance arrangements and/or managing risks, including any suit or demand related to an alleged action or inaction that has caused the non-preparing of proper insurance arrangements and also any matter related to negotiations regarding insurance agreements, contracting under insurance agreements, terms of insurance policies and activation of insurance policies.

23.
Formulation of work plans including pricing, marketing, distribution, guidelines or lack of guidelines to employees, clients, distributers, processors, end users of Company products and vendors, and collaborations with competitors or any third parties.

24.
Decisions and/or actions or derivatives thereof that concern environmental protection and in general hazardous materials, and also a suit or demand related to circumstances that allegedly create any kind of violation of environmental laws, regulations, environmental licenses, permits or additional approvals that are required in accordance with environmental laws including and/or that cause environmental disturbances, including noise.

25.
Decisions and/or actions or derivatives thereof that concern the Consumer Protection Law 5741-1981 and/or orders and/or regulations thereunder, and also any other law of a consumerist nature, and secondary legislation that applies thereunder, whether it exists at the time of giving this Letter of Exemption and Indemnification or in the future and/or by power of any foreign law in this field.

26.
An action and/or any derivative thereof that concerns negotiating, contracting and executing contracts of any kind and sort with vendors, distributers, agents, franchisees etc. of products that are marketed and/or sold by Company or used by it;

27.	Negotiating, contracting and executing agreements with manpower contractors, services contractors, construction contractors, renovations constructors etc.

28.
Any administrative, public and legal action, orders, judgments, suits, demands, letters of demand, guidelines, arguments, investigations, proceedings or notices on lack of observance or a violation of an action by a governmental authority or other body, in Israel or outside of it, that argue the non-fulfillment of the provisions of a law, regulation, order, ordinance, rule, custom, provision, licensing, directive, policy and/or judgment by Company and/or Officeholders at Company within their position in Company.

29.
Provision of information, presentations, an opinion, statement, notice and filing an application to state and other authorities, and in general to any other competent authorities by law in Israel or outside of it, including but without derogating from the generality of the aforesaid, Companies Law  including regulations installed thereunder, or in accordance with provisions of tax laws that apply to Company, and documentation of all that is required under any law.

30.	A violation that has been executed or allegedly executed or a misuse of third party intellectual property rights including, but without limiting to, patents, samples, trademarks, copyrights etc.

31.
Actions or derivatives thereof in relation with the intellectual property of Company and its protection, including registration or enforcement of intellectual property rights and defense in suits related thereto.

32.
Management of Company’s investment portfolio and bank accounts and the execution of actions or derivatives thereof, including in all that concerns foreign currency transactions (including foreign currency deposits), securities (including a securities buyback transaction and lending and borrowing of securities), loans and credit frames, debit cards, bank guarantees, letters of credit, investment advice agreements including with portfolio managers, hedging transaction, options, future contracts, derivatives, swap transactions etc.

33.	Exercise of a personal guarantee given by Officeholder to Company, as guarantee of Company obligations and/or statements.

34.
Non-observance of full and/or proper due diligence procedures in Company investments that has led to the full or partial loss of investments and/or an impact to Company businesses and/or violation of obligations to a third party.

35.
Events and actions or derivatives thereof in relation with investments executed by Company in various corporations, prior to or thereafter execution of the investment, including for the purpose of contracting in a transaction, executing, developing, tracking and overseeing it.

36.	Monetary liability imposed on an Officeholder for actions he had taken part of in Company’s behalf vis-à-vis the various state institutions.

37.
Monetary liability imposed on an Officeholder for a third party suit against the Officeholder for lacking or misleading written or oral discovery to existing and/or potential investors in Company, including in case of Company’s merger with another company.

38.	A suit or demand in relation with issues that require discovery in a prospectus, including in any draft thereof and for which discovery was not given as required under any law.

39.
Any suit and/or demand referring to the non-discovery or failure to provide any kind of information at the required time as per the law and/or in relation with a false and/or faulty discovery of information as aforesaid, to third parties and in general to holders of Company securities and/or empowered holders of securities, including in reference to an issuance, allocation, distribution, acquisition, possession and/or interest in Company securities and/or any other investment activity that involves and/or is influenced by Company securities.

40.
Any suit and/or demand referring to the non-discovery or failure to provide any kind of information at the required time as per the law and/or in relation with a false and/or faulty discovery of information as aforesaid, to third parties and in general income tax, value-added tax, national insurance, investment center, Ministry of Environmental Protection, local authorities and any governmental or institutional factor and/or professional or other union.

41.
Non-observance of any law requirements, including in relation with supply and distribution of products (including failure to comply with relevant standards, non-provision of warnings as required etc.), their production, development, contracts with third parties and antitrust.

42.	Credit risks.

43.	Violating the provisions of any agreement to which Company is a party, whether it was actually or allegedly executed.

44.	An action or derivative thereof that concerns a tax liability of Company and/or Subsidiary and/or shareholders of any thereof.

45.
Any action and/or demand that is directly or indirectly filed in relation with a full or partial inaction by hands of Company and/or by Officeholders, managers and/or employees of Company in all matters of payment, its reporting and/or documentation, by a state authority, foreign authority, municipal authority and/or any other payment that is required in accordance with the laws of the State of Israel, including income tax payments, sale tax, betterment tax, transfer fees, excise duty, value-added tax, stamp tax, custom duties, national insurance, salaries and/or delaying salary to employees and/or other delays, including any kind of interest and linkage additions.

46.	Events that significantly influenced or might have influenced Company profitability or property or rights or obligations.

47.	Any action related to a vote in held companies.

48.	Any suit and/or demand that is filed by a lender or creditor or whoever claims to be a lender or creditor, concerning monies that were lent by them and/or debts of Company to them.

49.
Any of the events as specified hereinabove in relation with the service of the Officeholder on behalf of Company as an Officeholder at Subsidiaries and/or Related Companies and also in relation with any country in the world.
Any provision in this Addendum hereinabove that concerns the execution of a certain action shall be interpreted as also referring to the non-execution or refrain from execution of said action, and all unless the context of things in a certain provision does not tolerate such interpretation.

50.	Any indemnifiable event and/or action in accordance with the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments), 5771-2011.

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